FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 27, 2011

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated April 27, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 30, 2011

ARM HOLDINGS PLC.

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS RESULTS FOR THE FIRST QUARTER ENDED 31 MARCH 2011
A conference call discussing these results will be audiocast today at 08:30 BST at www.arm.com/ir

CAMBRIDGE, UK, 27 April 2011—ARM Holdings plc announces its unaudited financial results for the first quarter ended 31 March 2011.  ARM continues to see its technology chosen by leading companies for a broad range of end markets, helping to deliver our highest-ever revenues and profits.

Q1 2011 – Financial Summary	Normalised*			IFRS
	Q1 2011	Q1 2010	% Change	Q1 2011	Q1 2010
Revenue ($m)	185.5	143.3	29%	185.5	143.3
Revenue (£m)	116.0	92.3	26%	116.0	92.3
Operating margin	42.5%	40.0%		25.0%	27.3%
Profit before tax (£m)	50.8	37.6	35%	30.5	25.9
Earnings per share (pence)	2.73	2.04	34%	1.57	1.47
Net cash generation**	62.9	43.8
Effective revenue fx rate ($/£)	1.60	1.55

Progress on key growth drivers in Q1
•	Growth in adoption of ARM® processor technology
o	39 processor licenses signed for all target end markets
o	Broadcom and LG Electronics both sign subscription licenses, enabling access to a wide range of ARM’s processors for use across multiple end markets
o	Several major semiconductor companies developing chips for set-top-box and digital TV applications licensed ARM technology, for the first time in this application area
o	Long-term strategic agreements deliver further growth in order backlog
•	Growth in mobile applications
o	1.15 billion ARM-processor based chips shipped into mobile devices, including smartphones and tablets
•	Growth beyond mobile into consumer electronics and embedded products
o	0.7 billion ARM-processor based chips shipped into a broad range of end applications, including digital TVs, disk drives and microcontrollers
•	Growth in outsourcing of new technology
o	Physical IP: 3 Processor Optimization Packs licenses signed for Cortex™-A family processors, further increasing the royalty opportunity from high-value chips in mobile computers and smartphones
o	Graphics: 7 licenses signed for Mali™, ARM’s advanced graphics processor family

Warren East, Chief Executive Officer, said:

“Influential market leaders are licensing ARM technology to gain access to a growing ecosystem of operating systems, software applications, tools and service providers.  Many of these companies have been ARM licensees for many years, and are now deploying ARM technology across a multitude of applications; in mobile, consumer electronics and embedded devices.

This licensing drives ARM’s long-term royalty opportunity. Shipments of ARM-processor based chips increased 33% on the same period last year driven by growth in smartphones, tablets, digital TVs and microcontrollers.   ARM’s revenue growth enables us to continue to invest in innovative technology development at the same time as delivering strong increases in profits and cash flow.”

Outlook
ARM has made an encouraging start to 2011 with more leading companies choosing to deploy ARM technology in their products.  Looking forward, we anticipate normal seasonality for royalty revenues in the second quarter and, notwithstanding the current uncertainty as to the economic impact of the Japanese earthquake on the semiconductor industry supply chain and end-product markets, we expect that group dollar revenues for the full-year 2011 will be at least in line with current market expectations.

Q1 2011 – Revenue Analysis
	Revenue ($m)***			Revenue (£m)
	Q1 2011	Q1 2010	% Change	Q1 2011	Q1 2010	% Change
PD
Licensing	51.3	34.2	50%	32.3	21.8	48%
Royalties	87.9	66.7	32%	54.6	43.2	26%
Total PD	139.2	100.9	38%	86.9	65.0	34%
PIPD
Licensing	12.6	8.8	43%	7.9	5.7	39%
Royalties1	10.7	10.8	-1%	6.6	6.9	-4%
Total PIPD	23.3	19.6	19%	14.5	12.6	15%
Development Systems	13.3	14.8	-10%	8.4	9.7	-13%
Services	9.7	8.0	21%	6.2	5.0	24%
Total Revenue	185.5	143.3	29%	116.0	92.3	26%
1 Includes catch-up royalties in Q1 2011 of $0.6m (£0.4m) and in Q1 2010 of $0.5m (£0.3m).

*
Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, restructuring charges, profit on disposal and impairment of available-for-sale investments and Linaro-related charges. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 4.1 to 4.12.

**
Net cash generation is defined as movement on cash, cash equivalents, short-term investments and marketable securities, adding back share buybacks, dividend payments, investment and acquisition consideration, restructuring payments, other acquisition-related payments, share-based payroll taxes and Linaro-related charges, and deducting inflows from share option exercises and proceeds from investment disposals – see notes 4.7 to 4.10.

***
Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars.  Approximately 95% of invoicing is in dollars.

CONTACTS:

Daniel Thole/Dania Saidam Brunswick +44 (0)207 404 5959	Tim Score/Ian Thornton ARM Holdings plc +44 (0)1628 427800

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Total revenues
Total dollar revenues in Q1 2011 were $185.5 million, up 29% on Q1 2010.  Q1 sterling revenues were £116.0 million, up 26% year-on-year. By comparison dollar revenues for the semiconductor industry were up 13% over the equivalent period1.

License revenues and backlog
Total dollar license revenues in Q1 2011 increased by 49% year-on-year to $63.9m, representing 34% of group revenues.  License revenues comprised $51.3 million from PD and $12.6 million from PIPD.

During Q1, several Partners entered into long-term commitments to use ARM technology where much of the revenue associated with these agreements will be recognised in future quarters.  As a result, group backlog at the end of the quarter was up about 15% sequentially and more than doubled year-on-year, to a record high.

Royalty revenues

Royalties are recognised one quarter in arrears with royalties in Q1 2011 generated from semiconductor unit shipments in Q4 2010.  Total dollar royalty revenues in Q1 2011 increased by 27% to $98.6 million, representing 53% of group revenues. Royalty revenues comprised $87.9 million from PD and $10.7 million from PIPD.  Total PIPD royalties of $10.7 million included $0.6 million of catch-up royalties.

Development Systems and Service revenues
Sales of development systems in Q1 were down 10% year-on-year to $13.3 million, representing 7% of group revenues.  As reported one year ago, Q1 2010 revenues for development systems of $14.8 million were higher than normal partly due to additional revenue coming from backlog from two large software tools deals signed in prior periods reaching payment milestones.

Service revenues in Q1 2011 were up 21% year-on-year to $9.7 million, representing 5% of group revenues.  The increase in service revenues is consistent with the strong growth in licensing activity in recent quarters.

Gross margins
Gross margins in Q1 2011, excluding the share-based payment costs of £0.8 million (see below), were 94.4% compared to 93.0% in Q1 2010, reflecting the increasing proportion of royalty revenues.

Operating expenses and operating margin
Normalised income statements for Q1 2011 and Q1 2010 are included in notes 4.11 to 4.12 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

Normalised operating expenses (excluding acquisition-related and share-based payments) were £60.3 million in Q1 2011 compared to £49.0 million in Q1 2010.   Most of the increase in underlying normalised operating expenses between Q1 2010 and Q1 2011 was due to increased investment in the development of next generation technology, with £4 million of the difference, accounted for in general and administrative expenses, relating to the net impact of accounting for derivative instruments.  Normalised operating expenses in Q2 2011 (assuming effective exchange rates similar to current levels) are expected to be in the range £58-60 million as ARM continues to invest in R&D programs.

Normalised operating margin was 42.5% in Q1 2011, compared to 40.0% in Q1 2010.

Normalised research and development expenses were £28.7 million in Q1 2011, representing 25% of revenues, compared to £25.2 million in Q1 2010.  Normalised sales and marketing costs were £14.0 million in Q1 2011, being 12% of revenues, compared to £12.0 million in Q1 2010.  Normalised general and administrative expenses were £17.6 million in Q1 2011, representing 15% of revenues, compared to £11.8 million in Q1 2010.

1 Source: Semiconductor Industry Association, February 2011.  As royalty revenues are recognised one quarter in arrears the “equivalent period” for Q1 2011 is considered to be Q4 2010.

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Total IFRS operating expenses in Q1 2011 were £79.8 million (Q1 2010: £60.2 million) including share-based payment costs and related payroll taxes of £18.6 million (Q1 2010: £8.2 million) and amortisation of intangible assets and other acquisition-related charges of £0.8 million (Q1 2010: £3.0 million).

Total share-based payment costs and related payroll tax charges of £19.5 million in Q1 2011 were included within cost of revenues (£0.8 million), research and development (£11.9 million), sales and marketing (£4.0 million) and general and administrative (£2.8 million).   The charge in respect of share-based payments of £19.5 million in Q1 2011 is higher than the recent quarterly run rate due to the impact of the increase in the ARM share price in Q1 on the accounting for such payments.  Assuming the share price remains at current levels, we expect the quarterly charge in respect of share-based payments in the remainder of 2011 to be similar to that reported in Q3 and Q4 2010.

Earnings and taxation
Profit before tax was £30.5 million in Q1 2011 compared to £25.9 million in Q1 2010. After adjusting for acquisition-related and share-based payment costs, normalised profit before tax was £50.8 million in Q1 2011 compared to £37.6 million in Q1 2010.  The Group’s effective normalised tax rate was 26.5% (IFRS 29.3%) in Q1 2011 compared to 27.4% (IFRS 24.4%) in Q1 2010.

In Q1 2011, fully diluted earnings per share prepared under IFRS were 1.57 pence (7.57 cents per ADS****) compared to earnings per share of 1.47 pence (6.67 cents per ADS****) in Q1 2010. Normalised fully diluted earnings per share in Q1 2011 were 2.73 pence per share (13.12 cents per ADS****) compared to 2.04 pence per share (9.30 cents per ADS****) in Q1 2010.

Balance sheet
Intangible assets at 31 March 2011 were £531.7 million, comprising goodwill of £520.5 million and other intangible assets of £11.2 million, compared to £532.3 million and £12.1 million respectively at 31 December 2010.

Total accounts receivable were £75.2 million at 31 March 2011, comprising £68.5 million of trade receivables and £6.7 million of amounts recoverable on contracts, compared to £105.7 million at 31 December 2010, comprising £97.0 million of trade receivables and £8.7 million of amounts recoverable on contracts.

Days sales outstanding (DSOs) were 34 at 31 March 2011 compared to 41 at 31 December 2010.

Cash flow
Total cash (see note 4.5) was £344.3 million at 31 March 2011 compared to £290.1 million at 31 December 2010. Normalised free cash flow in Q1 2011 was £62.9 million.

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Operating review

Processor licensing

A total of 39 processor licenses were signed in Q1.

ARM processor technology is increasingly being chosen for use across companies’ product portfolios.  In Q1 several major technology companies licensed ARM processors for multiple end-markets including Broadcom and LG Electronics who both signed a subscription license for access to a range of ARM’s processors.

Non-mobile devices continue to be a major driver for processor licensing with 32 licenses being signed in Q1 for a broad range of digital products such as digital TVs and set-top boxes, microcontrollers, networking and smart energy meters.  This included several leading companies, building chips for consumer electronics, choosing to use ARM processors in digital TVs or set-top-boxes for the first time.  The remaining 7 licenses were signed for use in mobile devices including smartphones and mobile computers.

Seven of the licenses were for ARM’s advanced Mali graphics processors for use in smartphones, mobile computers and digital TVs.  26 of the licenses were for ARM’s Cortex processors, including the two subscription licenses.  Ten licenses were with companies taking their first ARM license.

Q1 2011 and Cumulative Processor Licensing Analysis
	Existing Licensees	New Licensees	Quarter Total	Cumulative Total*
ARM7™	1		1	172
ARM9™	4	1	5	268
ARM11™				81
Cortex-A	6	2	8	68
Cortex-R		1	1	21
Cortex-M	9	6	15	97
Mali	7		7	46
Other	2		2	20
Total	29	10	39	773
* Adjusted for licenses that are no longer expected to start generating royalties

Processor Design Wins and Ecosystem Development
Over the last few months many leading technology companies have announced their commitment to develop products around the ARM processor portfolio.  These included:
•	Microsoft announcing their intention to make future versions of their Windows operating systems and Office application software available for low-power ARM-processor based chips;
•	The leading baseband modem providers declaring that they would be using ARM processors for their next generation LTE and LTE-Advanced modems;
•
Major consumer electronics companies demonstrating their products based on chips containing ARM-technology, such as NDS, a leading pay-TV software provider, who have optimised their InfiniteTV platform for Cortex-A9 and Mali 400 graphics processors.  In addition, major digital TV manufacturers Skyworth and Hisense demonstrating their new ARM-processor based Android  TVs;

•
Important graphics companies demonstrated their software on Mali-400 based chips, including Autodesk who have ported the Scaleform User Interface, used in some of the leading PC- and Console- based games, and Gameloft and Polarbit who have both optimised some of their top gaming titles to run on Mali in high definition 3D graphics.

Many more partner announcements can be found on the ARM website at www.arm.com/news.

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Processor royalties
Royalties are recognised one quarter in arrears with royalties in Q1 generated from semiconductor unit shipments in Q4.  PD royalty revenues in Q1 2011 increased 32% year-on-year.  This compares with industry revenues growing by 13% in the shipment period (i.e. Q4 2010 compared to Q4 2009)2, demonstrating ARM’s market share gains over the last 12 months.

Q1 revenue came from the sales of about 1.85 billion ARM technology-based chips, the highest ever shipped in a quarter.

ARM continued to gain share in non-mobile end-markets compared with one year ago.  Shipments of ARM technology-based microcontrollers grew 60% year on year, compared to less than 20% growth for the overall microcontroller market3.  Part of this growth was due to an increase in sales of Cortex-M series processor based chips, which now represent 12% of units shipped.

The Cortex family now represents 17% of units shipped up from 13% in the prior quarter.  This sequential increase is primarily due to shipments of Cortex-M series processors in microcontrollers and wireless networking chips, and an increase in Cortex-A series processor shipments driven by high-end smartphones adopting smarter applications processors. Cortex-A series processors now represents 4% of all shipments, up from 3% in Q4 2010.

Q1 2011 Processor Unit Shipment Analysis
Processor Family	Unit Shipments	Market Segment	Unit Shipments
ARM7	44%	Mobile	61%
ARM9	31%	Enterprise	16%
ARM11	8%	Home	5%
Cortex	17%	Embedded	18%

The average royalty per chip increased sequentially from 4.6 cents to 4.8 cents as the strong growth in Cortex-A series processors, which typically command higher average royalty percentages and are normally associated with higher value chips, outweighed the impact of growth in high volume low-cost chips, such as microcontrollers and Bluetooth processors.

The increasing penetration of smartphones and tablets continues to benefit ARM.  In Q1 2011 ARM’s customers reported about a 30% year-on year increase in wireless chips sales in Q4 2010, driven by smartphone shipments growing about 80%  year-on-year. For the quarter, ARM achieved an average of 2.5 ARM technology-based chips per mobile handset, the same as the prior quarter, and up from 2.1 a year ago.

PIPD licensing
ARM continues to see demand for physical IP optimised for use with processors, especially the Cortex-A series processor.  These processor optimisation packs (POPs) enable the licensee to more readily achieve a high-performance, low-power processor implementation through specially optimized physical IP technology.  For every chip implemented using a POP, ARM receives a royalty both for the processor in the chip and for the physical IP.  During the quarter ARM signed three licenses for POPs bringing the total number of POP licenses to 13. In addition, we signed agreements to create new process optimization packs for Cortex-A family processors at 28 and 20nm.

ARM signed one new license for its royalty-bearing platforms of physical IP at the 130nm node. The base of platform licenses for physical IP further drives ARM’s future royalty potential.  Cumulatively, ARM has now signed 78 platform licenses.

ARM is seeing strong demand from fabless semiconductor companies for our physical IP, at 40nm and below, as they transition from older process technology to more advanced nodes.  This transition drives ARM’s future royalty revenue as the fabless semiconductor companies start to place wafer orders with our foundry licensees.

2 Source: Semiconductor Industry Association, February 2011
3 Source: Semiconductor Industry Association, February 2011

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Q1 2011 and Cumulative PIPD Licensing Analysis
	Process Node	Total	Platform analysis	Royalty Bearing Foundry
			(nm)	Platforms at Each Node
New Royalty Bearing	130	1	22/20	1
Foundry Platform Licenses			32/28	7
			45/40	8
	Total for	Cumulative	65	12
	Quarter	Total	90	11
Processor Optimisation	3	13	130	19
Packs			180 to 250	20
			Total	78

As mentioned in the Q4 2010 earnings announcement, early in Q1 ARM and IBM announced an R&D collaboration to develop physical IP and optimised processor implementations at 20nm and 14nm. This agreement forms the foundation for future generations of POPs and royalty-bearing platforms of physical IP at advanced nodes.

PIPD royalties
Physical IP royalties are generated mainly from chips manufactured in foundries such as TSMC, UMC and GLOBALFOUNDRIES.  Royalties are recognised one quarter in arrears with royalties in Q1 generated from semiconductor unit shipments in Q4.

Underlying PIPD royalties in Q1 2011 were $10.1 million, down 1% year on year, similar to the foundry industry as whole. ARM is beginning to benefit as our customers’ high-volume production moves to more advanced nodes at 45nm and below at multiple leading foundries.

People
At 31 March 2011, ARM had 1,922 full-time employees, a net increase of 33 since the start of the year. At the end of March, the group had 788 employees based in the UK, 511 in the US, 221 in Continental Europe, 286 in India and 116 in the Asia Pacific region.

Principal risks and uncertainties
The principal risks and opportunities faced by the Group are included within the “Risks and risk management” section of the 2010 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the Group are noted within the Annual Report on Form 20-F for the year ended 31 December 2010 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.  There have been no changes to these risks that would materially impact the Group in the foreseeable future.  These include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; ARM may have to protect its intellectual property or defend itself against claims that we have infringed others’ proprietary rights; an infringement claim or a significant damages award would adversely impact ARM’s operating results; companies within the semiconductor industry may consolidate reducing the number of customers that ARM may sell its technology to; for ARM to enter new markets or develop new technology may require significant investment and may not result in profitable operations; and ARM competes in the intensely competitive semiconductor market.

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ARM Holdings plc
Consolidated balance sheet - IFRS

	31 March	31 December
	2011	2010
	Unaudited	Audited
	£’000	£’000

Assets
Current assets:
Cash and cash equivalents	74,145	29,363
Short-term deposits	214,971	247,466
Embedded derivatives	-	2,303
Fair value of currency exchange contracts	1,406	-
Accounts receivable (see note 3)	75,184	105,668
Prepaid expenses and other assets	23,384	18,431
Current tax assets	18,097	3,646
Inventories: finished goods	2,026	1,784
Total current assets	409,213	408,661

Non-current assets:
Available-for-sale investments	20,354	20,329
Long-term deposits	57,110	15,000
Loans and receivables	1,955	1,934
Prepaid expenses and other assets	1,224	1,920
Property, plant and equipment	15,557	13,847
Goodwill	520,480	532,285
Other intangible assets	11,222	12,099
Deferred tax assets	69,151	78,587
Total non-current assets	697,053	676,001

Total assets	1,106,266	1,084,662

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	3,263	4,305
Embedded derivatives	244	-
Fair value of currency exchange contracts	-	201
Accrued and other liabilities	56,776	72,028
Current tax liabilities	4,326	20,216
Deferred revenue	82,162	72,049
Total current liabilities	146,771	168,799

Non-current liabilities:
Deferred revenue	17,600	20,657
Deferred tax liabilities	218	301
Total non-current liabilities	17,818	20,958
Total liabilities	164,589	189,757

Net assets	941,677	894,905

Capital and reserves attributable to equity holders of the Company
Share capital	673	672
Share premium account	353,530	351,578
Share option reserve	61,474	61,474
Retained earnings	438,524	381,379
Cumulative translation adjustment	87,476	99,802
Total equity	941,677	894,905

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ARM Holdings plc
First Quarter Results
Consolidated income statement – IFRS

	Quarter ended	Quarter ended
	31 March	31 March
	2011	2010
	Unaudited	Unaudited
	£'000	£'000

Revenues	116,023	92,346

Cost of revenues	(7,297)	(6,960)

Gross profit	108,726	85,386

Research and development	(41,218)	(31,448)
Sales and marketing	(18,174)	(15,720)
General and administrative	(20,382)	(13,035)
Total operating expenses, net	(79,774)	(60,203)

Profit from operations	28,952	25,183
Investment income	1,510	702

Profit before tax	30,462	25,885
Tax	(8,919)	(6,313)

Profit for the period	21,543	19,572

Earnings per share
Basic and diluted earnings	21,543	19,572

Number of shares (‘000)
Basic weighted average number of shares	1,335,248	1,298,916
Effect of dilutive securities: Share options and awards	33,171	36,002
Diluted weighted average number of shares	1,368,419	1,334,918

Basic EPS (pence)	1.6	1.5
Diluted EPS (pence)	1.6	1.5

Diluted earnings per ADS (cents)	7.6	6.7

All activities relate to continuing operations.
All of the profit for the period is attributable to the equity shareholders of the parent.

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ARM Holdings plc
Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended
	31 March 2011	31 March 2010
	Unaudited	Unaudited
	£’000	£’000

Profit for the period	21,543	19,572
Other comprehensive income:
Unrealised holding loss on available-for-sale investments (net of tax of £nil)	-	(14)
Currency translation adjustment	(12,326)	35,652
Other comprehensive (loss)/income for the period	(12,326)	35,638
Total comprehensive income for the period	9,217	55,210

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ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS

		Share	Share		Reval-	Cumulative
	Share	premium	option	Retained	-uation	translation
	capital	account	reserve	earnings	reserve	adjustment	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000

At 1 January 2010 (audited)	672	351,578	61,474	241,950	(155)	83,178	738,697
Profit for the period	−	−	−	19,572	−	−	19,572
Other comprehensive income:
Unrealised holding gain on available-for-sale investment	−	−	−	−	(14)	−	(14)
Currency translation adjustment	−	−	−	−	−	35,652	35,652
Total comprehensive income/(loss) for the period	−	−	−	19,572	(14)	35,652	55,210
Credit in respect of employee share schemes	−	−	−	5,879	−	−	5,879
Movement on tax arising on share options	−	−	−	8,743	−	−	8,743
Proceeds from sale of own shares	−	−	−	15,698	−	−	15,698
	−	−	−	30,320	−	−	30,320
At 31 March 2010 (unaudited)	672	351,578	61,474	291,842	(169)	118,830	824,227

At 1 January 2011 (audited)	672	351,578	61,474	381,379	−	99,802	894,905
Profit for the period	−	−	−	21,543	−	−	21,543
Other comprehensive income:
Currency translation adjustment	−	−	−	−	−	(12,326)	(12,326)
Total comprehensive income/(loss) for the period	−	−	−	21,543	−	(12,326)	9,217
Shares issued on exercise of share options and awards	1	1,952	−	−	−	−	1,953
Credit in respect of employee share schemes	−	−	−	9,897	−	−	9,897
Movement on tax arising on share options	−	−	−	23,788	−	−	23,788
Proceeds from sale of own shares	−	−	−	1,917	−	−	1,917
	1	1,952	−	35,602	−	−	37,555
At 31 March 2011 (unaudited)	673	353,530	61,474	438,524	−	87,476	941,677

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Notes to the Financial Information

(1) Basis of preparation
International Financial Reporting Standards
The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets as of 31 March 2011 and 31 December 2010, consolidated income statements, consolidated statements of comprehensive income and consolidated statements of changes in shareholders’ equity for the quarters ended 31 March 2011 and 2010, together with related notes.  This financial information has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority.  In preparing this financial information management has used the principal accounting policies as set out in the Group’s annual financial statements for the year ended 31 December 2010.

(2) Share-based payment costs and acquisition-related expenses
Included within the consolidated income statement for the quarter ended 31 March 2011 are total share-based payment costs (including related payroll taxes) of £19.5 million (2010: £8.7 million), allocated £0.8 million (2010: £0.5 million) in cost of revenues, £11.9 million (2010: £5.3 million) in research and development costs, £4.0 million (2010: £1.7 million) in sales and marketing costs and £2.8 million (2010: £1.2 million) in general and administrative costs.

Also included within operating costs for the quarter ended 31 March 2011 is amortisation of intangibles acquired on business combinations of £0.7 million (2010: £2.9 million), allocated £0.6 million (2010: £1.0 million) in research and development costs and £0.1 million (2010: £1.9 million) in sales and marketing costs.

(3) Accounts receivable, and accrued and other liabilities
Included within accounts receivable at 31 March 2011 are £6.7 million (31 December 2010: £8.7 million) of amounts recoverable on contracts. Included within accrued and other liabilities at 31 March 2011 are £15.6 million (31 December 2010: £17.7 million) relating to the provision for payroll taxes on share awards, and £5.1 million (31 December 2010: £22.7 million) relating to employee bonus and sales commission provisions.

 (4) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, share-based payment costs, restructuring charges, profit on disposal and impairment of available-for-sale investments, and Linaro-related charges. Full reconciliations of Q111 and Q110 are shown in notes 4.11 and 4.12.  All figures in £’000 unless otherwise stated.

Summary normalised figures	Q1 2011		Q1 2010		Q4 2010		FY 2010

Revenues	116,023		92,346		113,946		406,595
Revenues ($’000)	185,494		143,296		179,562		631,307

Gross margin	94.4%		93.0%		94.9%		94.3%
Operating expenses	60,320		48,989		61,242		219,001
Profit from operations	49,252		36,906		46,883		164,339
Operating margin	42.5%		40.0%		41.1%		40.4%

Profit before tax	50,762		37,608		47,557		167,407
Earnings per share (diluted)	2.73	p	2.04	p	2.90	p	9.34	p

Cash (net of accrued interest)	344,305		195,950		290,101		290,101
Cash generation	62,905		43,843		40,665		179,910

	(4.1)	(4.2)	(4.3)	(4.4)
	Q1 2011	Q1 2010	Q4 2010	FY 2010

Revenues (£’000)	116,023	92,346	113,946	406,595
ARM’s effective exchange rate ($/£)	1.60	1.55	1.58	1.55
Revenues ($’000)	185,494	143,296	179,562	631,307

	(4.5)	(4.6)
	31 March 2011	31 December 2010

Cash and cash equivalents	74,145	29,363
Short-term deposits	214,971	247,466
Long-term deposits	57,110	15,000
Less: Interest accrued	(1,921)	(1,728)
Normalised cash (net of accrued interest)	344,305	290,101

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	(4.7)	(4.8)	(4.9)	(4.10)
	Q1 2011	Q1 2010	Q4 2010	FY 2010

Normalised cash at end of period (as above)	344,305	195,950	290,101	290,101
Less: Normalised cash at beginning of period	(290,101)	(141,808)	(251,856)	(141,808)
Add back: Cash outflow from investments and acquisitions (net of cash acquired)	25	1,000	2,274	10,997
Add back: Cash outflow from payment of dividends	−	−	−	34,323
Add back: Cash outflow from restructuring payments	−	1,887	51	4,561
Add back: Cash outflow from share-based payroll taxes	11,668	2,512	193	3,215
Add back: Cash outflow from payments related to Linaro	878	−	819	2,678
Less: Cash inflow from exercise of share options	(3,870)	(15,698)	(880)	(24,015)
Less: Cash inflow from sale of available-for-sale investments	−	−	(37)	(142)
Normalised cash generation	62,905	43,843	40,665	179,910

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(4.11) Normalised income statement for Q1 2011

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation	Other acquisition-related charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000

Revenues	116,023	-	116,023	-	-	116,023

Cost of revenues	(6,451)	(846)	(7,297)	-	-	(7,297)

Gross profit	109,572	(846)	108,726	-	-	108,726

Research and development	(28,747)	(11,860)	(40,607)	(611)	-	(41,218)
Sales and marketing	(13,965)	(4,002)	(17,967)	(93)	(114)	(18,174)
General and administrative	(17,608)	(2,774)	(20,382)	-	-	(20,382)
Total operating expenses	(60,320)	(18,636)	(78,956)	(704)	(114)	(79,774)

Profit from operations	49,252	(19,482)	29,770	(704)	(114)	28,952
Investment income	1,510	-	1,510	-	-	1,510

Profit before tax	50,762	(19,482)	31,280	(704)	(114)	30,462
Tax	(13,438)	4,276	(9,162)	211	32	(8,919)

Profit for the period	37,324	(15,206)	22,118	(493)	(82)	21,543

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,368,419		1,368,419			1,368,419
Earnings per share – pence	2.73		1.62			1.57

ADSs outstanding (‘000)	456,140		456,140			456,140
Earnings per ADS – cents	13.12		7.77			7.57

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(4.12) Normalised income statement for Q1 2010

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation	Other acquisition-related charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000

Revenues	92,346	−	92,346	−	−	92,346

Cost of revenues	(6,451)	(509)	(6,960)	−	−	(6,960)

Gross profit	85,895	(509)	85,386	−	−	85,386

Research and development	(25,162)	(5,286)	(30,448)	(1,000)	−	(31,448)
Sales and marketing	(12,026)	(1,692)	(13,718)	(1,888)	(114)	(15,720)
General and administrative	(11,801)	(1,234)	(13,035)	−	−	(13,035)
Total operating expenses	(48,989)	(8,212)	(57,201)	(2,888)	(114)	(60,203)

Profit from operations	36,906	(8,721)	28,185	(2,888)	(114)	25,183
Investment income	702	−	702	−	−	702
Interest payable	−	−	−	−	−	−

Profit before tax	37,608	(8,721)	28,887	(2,888)	(114)	25,885
Tax	(10,314)	2,903	(7,411)	1,066	32	(6,313)

Profit for the period	27,294	(5,818)	21,476	(1,822)	(82)	19,572

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,334,918		1,334,918			1,334,918
Earnings per share – pence	2.04		1.61			1.47

ADSs outstanding (‘000)	444,973		444,973			444,973
Earnings per ADS – cents	9.30		7.32			6.67

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Notes

The results shown for Q1 2011, Q1 2010, and Q4 2010 are unaudited. The results shown for FY 2010 are audited. The condensed consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2010 were approved by the Board of directors on 28 February 2011 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q1 2011 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2010 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2010.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2010 including (without limitation) under the captions, “Risk Factors”(on pages 4 to 11) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; and ARM Sweden AB.

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